                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.  Name  and  Address  of  Reporting  Person*:
                                            JOHNSON,  STEVEN  P.
                                            2525 E. Camelback Blvd., Suite 1150
                                            Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.  IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.  Statement  for  Month/Year:                                  NOVEMBER 1997

5.  If  Amendment,  Date  of  Original  (Month/Year):

6.  Relationship of Reporting Person to Issuer: OFFICER: SENIOR VICE PRESIDENT

7.  Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON

                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

                                                          Amount of     Ownership
                                        Securities        Securities      Form:     Nature of
                                       Acquired(A)       Beneficially   Direct(D)    Indirect
Title of    Transaction  Transaction        or             Owned at        or       Beneficial
Security       Date         Code      Disposed of(D)     End of Month  Indirect(I)  Ownership
-----------  ----------------------------------------------------------------------------------
                          Code  V     Amount  A/D  Price
Common Stock 11/24/97     P@          10,000@  A@  $10@  See below      D
Common Stock Various                                     310,000        D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                         Number of
                                                Number of                                                Derivative  Ownership
           Conversion                          Derivative                                               Securities   Form of
               or                              Securities    Date                                         Benefi-    Derivative
            Exercise                            Acquired   Exercisable                                    cially     Security:
Title of    Price of                             (A) or       and                             Price of    Owned      Direct
Derivative Derivative Transaction Transaction  Disposed    Expiration  Title and Amount of   Derivative  at End of   (D) or
Security    Security     Date        Code       of (D)        Date     Underlying Securities Securities   Month     Indirect(I)
---------- ---------- ----------- ----------- ----------- ------------ --------------------- ---------- ---------- ------------
                                                          Date  Expira               Amount or
                                                          Exerci -tion               Number of
                                   Code   V     (A)  (D) -sable  Date  Title         Shares
                                  ----------- ----------- ------------ ---------------------- ---------- ---------- -----------
OPTIONS*     *        No Change                                        Common Stock* 45,000*  *          45,000*     D


             Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------



Explanation  of  Responses:
*These options were granted under the Ugly Duckling Long-Term Incentive Plan ("Plan") on May 27, 1997, December 2, 1996 and June 1, 1996 at exercise prices ranging between $17.688 and $6.75 per share. The options will expire six years following the respective grant dates. No option is exercisable before one year from the date of grant. Thereafter, options vest and become
exercisable  as  follows:    20%  per  year.

@These securities were acquired by the Reporting Person on the open market and financed by UGLY under the Issuer's insider stock purchase loan program ("Program"). The Program was approved by the UGLY Board of Directors and provides unsecured loans, using arms-length terms and conditions, to certain senior officers for the purchase of UGLY securities.

1)  Power-of-attorney is included and made a part of this filing.


/s/    Judith A. Boyle
-------------------------------
As Attorney-In-Fact 1)

**Signature of Reporting Person

12/01/97
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 19 U.S.C. 788(a).

POWER OF ATTORNEY


I hereby appoint Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to
Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


/s/ Steven P. Johnson
--------------------------------
Steven P. Johnson


Dated:    May 5      , 1997